

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via Facsimile
Eli Feder
President and Chief Executive Officer
OSL Holdings Inc.
1710 First Avenue
New York, NY 10028

> **Re:** **OSL Holdings Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed March 19, 2012**
> **File No. 001-32658**

Dear Mr. Feder:

We have reviewed your response to our letter dated February 3, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that to the extent our comments ask you to discuss, explain, or clarify, you should revise your filing accordingly. If you do not believe that revised disclosure in response to our comments is appropriate, please tell us why in your response.

2. We note your April 5, 2012 press release that you will seek to divest yourself from your 48% interest in CDS. Given the substantial disclosure regarding CDS in your Form 8-K, please update the document where appropriate.

Our Strategy, page 7

3. We note your response to prior comment 12. Please revise by clarifying, if true, that because there is no formalized or exclusive agreement with United Stationers or other suppliers, that terms favorable to you could change, or your relationship with United

Stationers or other suppliers could be terminated, at any time. Additionally, please add a risk factor describing the attendant risks.

4. We note your response to prior comment 13 and reissue. It appears that you are substantially dependent on the relationship with United Stationers, or it is otherwise material to you. We note in this regard that, among other factors, United currently provides all of the logistical and inventory support for OSL, you prominently disclose that your relationship with United gives you access to an inventory of 65,000 office products, United is also a significant supplier of CDS, your disclosure on page 8 regarding your "punch-out" capability, and your characterization of the relationship with United as a "strategic relationship." Please file the agreement with United Stationers as an exhibit to your next amended Form 8-K or, alternatively, provide us with additional analysis why this agreement is not material to you or you are not substantially dependent on it. In your response, please tell us the percentage of office products supplied by United to OSL and CDS on a combined basis and the percentage supplied by other suppliers.

Plan of Operation, page 15

5. We note your response to prior comment 18 and reissue. The Plan of Operation should contain a detailed discussion of each significant component of your business strategy and the estimated costs, expected source(s) of funding, and timeframe for implementation of your strategy once funding has been obtained. To the extent that implementation of a certain component of your strategy is dependent upon the successful implementation of other components of your strategy, please discuss accordingly. To the extent you have not yet completed the planning process for a particular component of your strategy, revise to so state and disclose when you anticipate completing the planning process.

6. We note your response to prior comment 20. Please file the contract with MBS Dev as an exhibit to your next amended Form 8-K or advise.

7. We note your response to prior comment 21. Please revise to state where you derived the information specified in response to our comment.

8. We note your response to prior comment 22. Please revise to disclose the substance of your response to our prior comment in your next amended Form 8-K. In addition, please expand your revised disclosure to include any other information demonstrating that OSL is the primary beneficiary of the majority of the risks and rewards. In your revised disclosure, please cite the appropriate accounting literature, including a citation to the new applicable ASC topic.

9. We note your response to prior comment 23. Please disclose the estimated cost to hire additional personnel and the expected timeframe to hire them once you have obtained sufficient funding.

10. We note your response to prior comment 24. Please revise by disclosing the substance of your response to our prior comment in your next amended Form 8-K. Additionally, please clarify whether you expect your rewards program to be the exclusive rewards program for your partner's customers. Also, please clarify what you believe to be the competitive advantage(s) that your rewards program may possess over the rewards programs of your partner suppliers.

11. We note your response to prior comment 25. Please disclose the substance of your response to our prior comment in your next amended 8-K. In addition, please expand your revised disclosure by discussing the market rates, if available, for the processing and administration fee. Please also discuss the nature of the revenues you expect to generate from potential advertising or marketing agreements. For instance, discuss whether you expect to receive flat-rate fees or per-customer or percentage commissions.

Financing, page 16

12. We note your response to prior comment 26. Please disclose the substance of the last two sentences of your response to our prior comment in your next amended Form 8-K.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief